SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated September 15, 2022

Autonomous City of Buenos Aires, September 15, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Acquisition of Company Shares by the Company

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, Chapter VI of the ByMA Listing Regulations. In that regard, we inform you that the Board of Directors of the Company, at its meeting held on September 15, 2022, approved the terms and conditions for the acquisition of shares issued by the Company in an amount of up to AR$4,768,000,000, in accordance with article 64 of Law N°26,831 and the Argentine Securities Commission (“CNV”) Rules.

The terms and conditions approved by the Board of Directors for the acquisition of the Company’s shares are as follows:

1. Purpose: Granting share compensation plans.

2. Maximum investment amount: Up to AR$4,768,000,000.

3. Maximum amount of shares subject to acquisition: The amount of ordinary Class D shares of the Company with par value of ARS$10 and entitled to one vote each to be acquired, shall depend on the price paid to acquire the shares in the market, an amount that will not exceed the limit of 10% of the share capital of the Company, in accordance with the applicable regulation.

4. Daily limit for acquisitions in the market: In accordance with applicable regulation, the daily limit for acquisitions in the market is up to 25% of the average daily trading volume for the stock, jointly in the markets in which it is listed, for the preceding 90 business days.

5. Purchase price for the shares: Up to a maximum of AR$2,975.40 per share in the Buenos Aires Stock Exchange and US$10.5 per ADR in the New York Stock Exchange.

6. Term in which the acquisitions will be completed: Within 90 calendar days starting from the business day following the date of publication of the information on the website of the CNV and the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, of which the investing public will be notified in the same manner.

7. Source of funds: The acquisition of shares will be conducted with liquid and realized gains resulting from the interim financial statements as of June 30, 2022, approved by the Board of Directors at its meeting held on August 10, 2022, it being noted that the Company has the necessary liquidity to undertake the aforementioned acquisitions without affecting its solvency.

8. Number of shares in circulation: For informational purposes, as of September 13, 2022, the Company had 393,033,363 shares in circulation, all of which are fully paid-in and subscribed, after deducting 279,430 shares of stock held by the Company to date.

Yours faithfully,

Nicolas Mesa

Alternate Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 15, 2022	By:	/s/ Nicolas Mesa
	Name:	Nicolas Mesa
	Title:	Alternate Market Relations Officer